767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

October 28, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

J. Nolan McWilliams

Re:	Metaldyne Performance Group Inc.
Registration Statement on Form S-1/A
Filed October 28, 2014
File No. 333-198316

Dear Mr. McWilliams:

On behalf of our client, Metaldyne Performance Group Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-198316) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated October 20, 2014. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2.

General

1.	We note that you have filed several lease agreements as exhibits to your registration statement. Please revise your prospectus to describe the material terms of these agreements.

The Company has provided a description of the material terms of the lease agreements filed as exhibits on page 115 in response to the Staff’s comment.

Securities and Exchange Commission

October 28, 2014

Overview, page 1, and

Summary Historical Financial and Other Data, page 14

2.	We note the disclosure in the second paragraph on page 14 which indicates that the summary unaudited pro forma information has been prepared to give pro forma effect to the Grede Transaction, the Combination, the Refinancing, the elimination of certain sponsor management fees and issuance of shares of common stock offering by the selling stockholder. This disclosure is inconsistent with that noted in footnote (2) which indicates the pro forma information does not reflect the Refinancing or this offering. Please advise or revise as appropriate. Footnote (b) to the table on page 17 should be similarly revised.

The pro forma information reflects the Refinancing, which was completed on October 20, 2014. The Company has revised footnote (2) on page 16 and footnote (b) on page 17.

Capitalization, page 46

3.	We note your response to our prior comment 8. As requested in our prior comment, please to disclose the nature, amount and terms of the borrowings that will be available and outstanding under the debt financing transactions to be consummated in connection with the offering.

The Company has revised the disclosure on pages 50 and 51 in response to the Staff’s comment.

Unaudited Pro Forma Financial Data, page 53

4.	We note your response to our prior comment 9 and the changes that have been made to page 53 in response to our prior comment. As requested in our prior comment, please also revise the introductory paragraph to disclose the nature and significant terms of the Refinancing transactions once the terms of such transaction have been determined. Note (b) to the pro forma balance sheet on page 56 should also disclose the nature, amounts and the related terms of the debt obligations that will be incurred and repaid prior to the consummation of the offering.

The Company has revised the disclosure on page 54 and note (b) on page 57 in response to the Staff’s comment.

5.

We note from your response to our prior comment 10 that you granted options to acquire 310,000 shares of your common stock with an exercise price equal to the estimated fair market value of your common stock at the date of grant, with ratable vesting over four years in connection with the Combination as well as a conversion of the previous equity awards at HHI, Metaldyne and Grede. As it appears the issuance and conversion of these awards were directly attributable to the Combination, please revise the pro forma statements of operations to include adjustments giving effect to the expense associated with the issuance or conversion of such awards. Refer to the

Securities and Exchange Commission

October 28, 2014

guidance outlined in 11- 02(b)(6) of Regulation S-X. The notes to the pro forma financial information should also be revised to explain the method and significant assumptions used to calculate or determine such incremental expense.

The Company has revised the disclosure on pages 58 through 60 and notes (n) and (o) on page 63 and 64 in response to the Staff’s comment.

6.	In a related matter, we note from your response to our prior comment 10 that once you finalize the additional stock based compensation awards that will be issued in the connection with the Combination, you will include the terms, conditions and estimated expenses in future amendments to the registration statement as part of actual and pro forma financial results as applicable. To the extent the number and terms of such awards are finalized prior the effectiveness of your registration statement, please revise the pro forma financial information to include adjustments giving effect to the incremental compensation expense resulting from such awards.

The Company has revised the disclosure on pages 58 through 60 and notes (n) and (o) on pages 63 and 64 in response to the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 60

7.	Refer to footnote (b) — Please revise footnote (b) to disclose the amounts of the historical depreciation expenses that were considered in determining the pro forma adjustments to depreciation expense for the six months ended June 29, 2014, the six months ended June 30, 2013 and the year ended December 31, 2013.

The Company has revised footnote (b) on page 61 in response to the Staff’s comment.

8.	Refer to footnote (f) — Please revise footnote (f) to disclose the amounts of the historical amortization expenses that were considered in determining the pro forma adjustments to amortization expense for the six months ended June 29, 2014, the six months ended June 30, 2013, and the year ended December 31, 2013.

The Company has revised footnote (f) on page 62 in response to the Staff’s comment.

9.	Refer to footnote (i) – we note the disclosure that has been added to footnote (i) in response to our prior comments 18 and 19. Please revise footnote (i) to disclose the interest rate(s) that were used to calculate or determine the adjustments to interest expense for the Grede acquisition debt for all periods presented in the pro forma statements of operations.

The Company has revised footnote (i) on page 62 in response to the Staff’s comment.

10.	Also, given that the Grede acquisition debt provides for a variable interest rate, please revise to include a sensitivity analysis explaining how interest expense would be impacted in the event of a change in market interest rates.

Securities and Exchange Commission

October 28, 2014

The Company has revised footnote (i) on page 62 in response to the Staff’s comment.

11.	Refer to footnote (j) — Please tell us and revise to explain the basis for the effective income tax rates used to determine the tax effect of the pro forma adjustments of 41% for the six months ended June 29, 2014 and 41.5% for the six months ended June 30, 2013 and for the year ended December 31, 2013.

In connection with the Grede Transaction, Grede became a corporation for U.S. federal income tax purposes subject to corporate level income taxes in future period, and the effective tax rates were determined assuming Grede as a corporation for U.S. federal income tax purposes considering all significant permanent book/tax differences and using the applicable federal, state, and foreign statutory tax rates. The Company has revised footnote (j) on page 63 in response to the Staff’s comment.

12.	We note your response to our prior comment 20. As requested in our prior comment, please revise footnote (l) to disclose the nature and significant terms of the debt obligations that you expect to incur and repay as part of the refinancing transaction that will be completed prior to the consummation of the offering.

The Company has revised footnote (l) on page 63 in response to the Staff’s comment.

13.	We note your response to our prior comment 22 and the changes that have been made to footnote (k) in response to our prior comment. Please explain why the adjustment to your pro forma statement of operations for the six months ended June 29, 2014 to eliminate legal accounting and consulting fees totals $.8 million when the disclosure in footnote (k) indicates that only $.5 million of legal accounting and consulting fees were incurred for services directly related to the Combination during this period. Please advise or revise as appropriate.

The $0.5 million amount indicated in footnote (k) reflected the after-tax impact of the adjustment. The Company has revised the description in footnote (k) on page 63 to reflect the pre-tax amount of $0.8 million.

14.	Refer to adjustment (m) — Please explain why the amounts of the pro forma adjustments being made to eliminate management fees in the pro forma statements of operations for the six months ended June 30, 2014 and 2013 of $2.2 and $2.0 million, respectively, do not agree to the actual amounts incurred during these periods as reflected in Note (18) to the interim financial statements of $10.7 million and $2.3 million, respectively. Similarly, please explain why the amount of the pro forma adjustment being made to eliminate management fees in the pro forma statement of operations for the year ended December 31, 2013 of $4.0 million does not agree to the actual amount incurred during this period of $4.5 million as disclosed in Note (23) to the audited financial statements. Please advise or revise as appropriate.

Securities and Exchange Commission

October 28, 2014

The Company respectfully advises the Staff that the actual amounts disclosed in its financial statements include expense reimbursements and Grede transaction-related fees in addition to the management fees. No adjustment has been made to remove the expense reimbursements from the pro forma information as such reimbursements are not directly impacted by the offering. The transaction-related fees have been removed from the pro forma information as part of the pro forma adjustments for the Grede Transaction. The $13.0 million adjustment described in footnote (h) includes $8.3 million paid to affiliates of American Securities LLC. The following table separately presents the related party expenses disclosed in the notes to the financial statements among management fees, transaction fees and expense reimbursements for the periods presented:

	Six Months Ended	Six Months Ended	Year Ended
	June 29, 2014	June 30, 2013	December 31, 2013
	(In millions)
Management fees	$2.2	$2.0	$4.0
Transaction fees	8.3	—	—
Expense reimbursement	0.2	0.3	0.5

Total	$10.7	$2.3	$4.5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 86

Year Ended December 31, 2013 compared to Successor Period 2012 and Predecessor Period 2012

Other, net page 81

15.	We note from the discussion included on page 81 that other net for the year ended December 31, 2013 included a $10.1 million purchase price adjustment related to the Metaldyne transaction. Please tell us and revise MD&A to explain in further detail the nature and timing of the changes in facts or circumstances that resulted in this purchase price adjustment and explain why it has been reflected in “other, net” expense in your 2013 results of operations.

The merger agreement in connection with the Metaldyne Transaction (the “Metaldyne Merger Agreement”) provided for a purchase price adjustment whereby estimated cash, working capital, indebtedness and transaction expenses (collectively as defined in the Metaldyne Merger Agreement) are compared to actual results and a purchase price increase or decrease is recognized. Based on the calculation of the actual results of these items at December 17, 2012, $14.9 million was recorded in other receivables as of December 31, 2012, to reflect the net decrease in the purchase price due from the former stockholders. During 2013, the former stockholders disputed the calculation of the purchase price adjustment. The dispute was ultimately resolved through an arbitration process resulting in a reduction of the purchase price adjustment in favor of the former stockholders of $10.1 million. As determination of this adjustment occurred more than one

Securities and Exchange Commission

October 28, 2014

year after the transaction date, the adjustment was deemed to not qualify as a measurement period adjustment. Therefore, the adjustment was recorded in current earnings for year ended December 31, 2013. As the adjustment is not operating in nature, “other, net” was deemed to be the most appropriate line item for the adjustment. We have revised the disclosure on page 84 to reference Note 5 to the Company’s consolidated financial statements, which includes a discussion of the nature and timing of the adjustment.

Contractual Obligations, page 86

16.	We note your response to our prior comment 28 but continue to note that the amount of long-term debt obligations per the table on page 86 of $1,238.1 does not agree to the amount disclosed in Note 13 on page F-21 of $1,235.5. Please reconcile and revise these disclosures.

The table below reconciles the long-term debt obligations per Note 13 to the amount disclosed in the contractual obligations table:

(In millions)
Long-term debt per the balance sheet and Note 13	$1,235.5
Add: unamortized discount on long-term debt	8.1
Add: current maturities of long-term debt	24.2
Less: capital lease obligations included in long-term debt	(29.7)

Long-term debt per contractual obligations table	$1,238.1

The Company has revised the disclosure on page 90 in response to the Staff’s comment.

17.	We note your response to our prior comment 29. Upon completion of the refinancing, please revise to include a pro forma table of your contractual obligations that gives effect to the Grede acquisition and the refinancing transactions. This pro forma table should be accompanied by footnote disclosures explaining the nature and amount of any adjustments made to your historical contractual obligations to arrive at the pro forma amounts.

The Company has revised the disclosure on page 90 to include a pro forma table of its contractual obligations giving effect to the Grede Transaction and the Refinancing in response to the Staff’s comment.

Stock - Based Compensation, page 90

18.	We note your response to our prior comment 32 and reissue our prior comment. To the extent the estimated IPO price is expected to differ significantly from the most recent fair value determined for your common shares, please tell us the significant factors and events contributing to the changes in fair value of the underlying stock leading up to the expected IPO pursuant to the guidance outlined in section 14.13 of the A ICPA Audit and Accounting Guide, Valuation of Privately- Held- Company Equity Securities Issued As Compensation.

Securities and Exchange Commission

October 28, 2014

The Company acknowledges the Staff’s comment. The estimated IPO price is not yet known. To the extent the estimated IPO price differs significantly from the most recent fair value determined for the Company’s common shares, the Company will submit to the Staff the significant factors and events contributing to the changes in fair value of the underlying stock leading up to this offering.

19.	We note the disclosures that have been added to page 90 of your critical accounting policies in response to our prior comment 31. Please expand your discussion to explain in further detail how you determined the fair market value of the underlying stock that was used in valuing the HHI Options and the Metaldyne Tranche A and B options that were granted during 2013 and 2012. Your revised discussion should also explain how you determined the expected term of the options, the risk free interest rates, the expected dividend yields and the expected volatility over the options expected terms that were used in valuation your option grants. As part of your response, please also explain why an expected dividend yield of 0% was used in valuing the options when the disclosure in footnote (1) on page 91 indicates that the exercise prices of the options were subsequently revised in accordance with the agreements to reflect dividends paid.

The Company has revised the disclosure on page 95 to include additional discussion of how the inputs were determined including the dividend yield of 0% in response to the Staff’s comment.

Quantitative and Qualitative Analysis of Market Risk, page 93

Foreign Currency Exchange Rate Risk

20.	We note the changes that have been made to page 93 in response to our prior comment number 33 but do not believe your changes were fully responsive to our prior comment. In this regard, your disclosure on page 93 indicates that a significant portion of your sales and your expenses are in currencies other than the US dollars. However, your quantitative analysis of the impact of changes in exchange rates discusses only the impact of a change in the US dollar/Euro exchange rates on your Euro denominated debt. Please revise to further describe the foreign currencies in which a significant portion of your sales and expenses are denominated and discuss the impact that a change in such currencies would have on your results of operations for the most recent fiscal year period presented.

The Company has revised the disclosure on page 98 to clarify the Euro is the most significant foreign currency impacting the Company’s results of operations and to add a sensitivity analysis of the impact of a hypothetical change in the Euro to the Company’s net sales in response to the Staff’s comment.

Securities and Exchange Commission

October 28, 2014

Executive and Director Compensation, page 118

Performance-Based Compensation, page 119

21.	We note your response to our prior comment 37; however, it does not appear appropriate to omit performance targets for completed fiscal years that are based on metrics derived from your historical financial statements. Please quantify all company-wide performance targets used to determine named executive officer compensation for the most recently completed fiscal year, including Adjusted EB IDTA for each of HHI, Metaldyne, and Grede, Operating Cash Flow for Metaldyne, and Adjusted Free Cash Flow for Grede. Please refer to Item 402 of Regulation S-K.

The Company has revised the disclosure on page 126 in response to the Staff’s comment.

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders, page 149

22.	We note your response to our prior comment 43 and reissue in part. Please delete your statement on page 149 that “this discussion is for general information only” to remove the implication that investors are not entitled to rely on the disclosure in this section. Please remove the similar inappropriate disclaimer from the third paragraph on page 54 that states that the pro forma financial data “is presented for informational purposes only” and elsewhere as appropriate.

The Company has revised the disclosure on pages 159 and 55 in response to the Staff’s comment.

Metaldyne Performance Group Inc. Financial Statements, page F-5

Note 13. Debt

23.	We note the changes that have been made to your audited and interim financial statements in response to our prior comment 55. As requested in our prior comment, if restrictions on the payment of dividends will be included in any debt to be incurred in connection with your planned refinancing transaction, please revise MD&A to and the notes to your financial statements to disclose the nature and terms of these restrictions on your ability to pay dividends.

The Company has revised the disclosure on page 89 in response to the Staff’s comment. The Company acknowledges the Staff’s comment with respect to revising the notes to its financial statements, and it will revise the notes to disclose the nature and terms of restrictions on the payment of dividends on the debt incurred in connection with the Refinancing in a future amendment to the Registration Statement for inclusion of the financial statements for the nine months ended September 28, 2014.

Securities and Exchange Commission

October 28, 2014

Restricted Net Assets, page F-27

24.	We note from the disclosure added on page F-27 that the restricted net assets of HHI and Metaldyne totaled $325.2 million as of December 31, 2013. Given that the amount of such net assets exceed 25% of consolidated net assets as of this date, please revise the filing to include the audited condensed financial information for the registrant (Schedule I) required by rule 5-04 of Regulation S-X.

The Company has replaced the reference to its consolidated financial statements in Schedule I with parent-only financial statements for Metaldyne Performance Group Inc.

Note 18. Stock-based Compensation, page F-28

25.	We note the disclosures that have been added to Note (18) in response to our prior comment number 57. Please disclose the fair value of your common shares at December 31, 2013 that was used to calculate or determine the aggregate intrinsic value of your options outstanding and exercisable at this date. Also, since your shares are not publicly traded, please explain how the fair value of your common shares was estimated or determined.

The Company has revised the disclosure on pages F-30 and F-32 in response to the Staff’s comment.

Predecessor Company, page F-32

26.	We note from your response to our prior comment 58 that the total liability associated with the RSUs recognized at the time of the HHI Transaction was determined based on the fair value of the entity purchased. We also note that the $88.6 million is the amount of cash to be received by the RSU participants based on their 13.56% ownership of the entities that were sold. Given that the purchase price for HHI totaled approximately $722.2 million and 13.56% of such amount would be approximately $97.9 million, please explain in further detail how you calculated the amount of cash to be paid to the RSU participants of $88.6 million.

The total liability to the RSU participants recognized at the time of the HHI Transaction was based on the RSU participants’ portion (13.56%) of the total proceeds received by the stockholders for the transaction (in essence, the sales price, minus debt, certain obligations and various expenses) plus their portion of the future tax benefits owed to all shareholders as part of the Sales Agreement. The total liability recorded also included an adjustment for the previous distributions made by HHI to the other stockholders, as required in the RSU agreements (anti-dilution protection), to make each RSU participant whole for those distributions. The total of those items amounted to a liability of $88.6 million to the RSU participants. The $722.2 million disclosed in the notes to the Company’s consolidated financial statements represents the total amount of the consideration paid to the sellers in the HHI Transaction.

Securities and Exchange Commission

October 28, 2014

Note (23) Related Party Transactions, page F-42

27.	We note your response to our prior comment 59 and the revisions that have been made to Note (23) of your financial statements. Please revise MD&A to also disclose the percentage ownership interest that affiliates of American Securities will continue to hold following completion of the offering and disclose their ability to exercise significant influence or control over your operations. Refer to the disclosure requirements outlined in ASC 850-10-50.

The Company has revised the disclosure on page 69 in response to the Staff’s comment.

Note (25) Subsequent Events, page F-46

28.	We note from the disclosure added to Note 25 in response to our prior comment 65 that in connection with the combination transaction, you issued certain stock options to its executives and employees, a portion of which vested upon grant and the remainder of which vest over periods of three to four years. Please revise to disclose the significant assumptions used to value these stock-based compensation grants. Also, please revise to disclose the amount of compensation expense that will be recognized in connection with the stock option grants that vested at the grant date as well as the aggregate compensation expense that will be recognized in connection with the options that will vest over a period of three to four years. Note 20 to the interim financial statements should be similarly revised.

The Company has revised the disclosure on pages F-68 and F-69 in response to the Staff’s comment.

Note (12) Stock-based Compensation, page F-62

29.	We note your response to our prior comment 64. As requested in our prior comment, please revise Note (12) to explain whether the modifications made to Grede’s RSU’s resulted in the recognition of compensation expense in your financial statements. Your revised disclosures should be presented in a level of detail consistent with that provided in your response to our prior comment.

The Company has revised the disclosure on page F-64 in response to the Staff’s comment.

Securities and Exchange Commission

October 28, 2014

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP

cc:	George Thanopoulos, Metaldyne Performance Group Inc.

Mark Blaufuss, Metaldyne Performance Group Inc.